SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                      FORM

                                     N-8B-2

                               File No. 811-21976


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                November 3, 2006



                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940
                         ------------------------------




               Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A
                            (and Subsequent Series);
             Patriot Trust, Diversified Income Trust, 2006 Series A
                            (and Subsequent Series);
                      and any other future trusts for which
                       The GMS Group, LLC acts as Sponsor

                      -------------------------------------
                               Name of Registrant



                           5N Regent Street, Suite 513
                          Livingston, New Jersey 07039

                      -------------------------------------
                   Address and Principal Office of Registrant


  X     Not the issuer of periodic payment plan certificates.
------
        Issuer of periodic payment plan certificates.
------

I.       ORGANIZATION AND GENERAL INFORMATION
         ------------------------------------

               1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                  Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A (and Subsequent Series); Patriot Trust, Diversified Income Trust, 2006 Series A (and Subsequent Series); and any other future trusts for which The GMS Group, LLC acts as sponsor.

                  The Trust has no Internal Revenue Service Employer Identification Number.

              (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

               Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A
                             (and Subsequent Series)

             Patriot Trust, Diversified Income Trust, 2006 Series A
                             (and Subsequent Series)

               2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  The GMS Group, LLC
                  5N Regent Street, Suite 513
                  Livingston, New Jersey 07039

                  Internal Revenue Service Employer
                  Identification Number:  77-0606720

               3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  Trustee:
                  -------

                  The Bank of New York
                  101 Barclay Street
                  New York, New York  10286

                  Internal Revenue Service Employer
                  Identification Number:  13-5160382

               4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  The GMS Group, LLC
                  5N Regent Street, Suite 513
                  Livingston, New Jersey 07039

                  Internal Revenue Service Employer
                  Identification Number:  77-0606720

               5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  State of New York

               6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The form of Trust Indenture and Agreement among The GMS Group, LLC, as Depositor, and The Bank of New York, as Trustee, to be employed by the Trust will be filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A.

                  The Indenture will be dated the initial date of deposit of the securities in Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date.

                  Substantially identical but separate Reference Trust Agreements will be executed for each Series of Patriot Trusts between the Depositor and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date.

              (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                   See Item 6(a) above.

               7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  None.

               8.   State the date on which the fiscal year of the trust ends.

                    The last day of the eleventh month following the initial date of deposit of a Series of the Trust.

Material Litigation
-------------------

               9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  The GMS Group, LLC from time to time is involved in ordinary commercial disputes arising from, and relating to, their retail securities businesses. Its management believes that none of these involve or will have an adverse effect upon the Trust or their security holders.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
         ------------------------------------------------------------

         General Information Concerning the Securities of the
         Trust and the Rights of Holders
         ----------------------------------------------------

               10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

               (a)  Whether the securities are of the registered or bearer type.

                    Registered.

               (b) Whether the securities are of the cumulative or distributive type.

                    Distributive.

               (c) The rights of security holders with respect to withdrawal or redemption.

                    See "Liquidity - Trustee Redemption" in Exhibit 2.

               (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

                   See "Rights of Unitholders - Book-Entry Units", "Liquidity - Sponsor Repurchase" and "- Trustee Redemption" in Exhibit 2.

               (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments and with respect to reinstatement.

                   Not Applicable.

               (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                   See "Trust Administration - Trust Agreement and Amendment" and "- Trust Termination" in Exhibit 2.

               (g) Whether security holders must be given notice of any change in:

                   (1)  the composition of the assets in the trust.

                   (2) the terms and conditions of the securities issued by the trust.

                   (3) the provisions of any indenture or agreement of the trust.

                   (4)  the identity of the depositor, trustee or custodian.

                   With respect to Items 10(g)(1) and (2) see "The Trusts - Substitution of Securities", "Rights of Unitholders - Records" and "Trust Administration - Portfolio Supervision" in Exhibit 2. With respect to Items 10(g)(3) and (4) see "Trust Administration - Trust Agreement and Amendment", "- Trust Termination", "- The Sponsor" and "- The Trustee" in
                   Exhibit 2.

               (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                   (1)  the composition of the assets of the trust.

                   (2) the terms and conditions of the securities issued by the trust.

                   (3) the provisions of any indenture or agreement of the trust.

                   (4)  the identity of the depositor, trustee or custodian.

                              See Item 10(g) above.

               (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                   See "Tax Status" in Exhibit 2.

         Information Concerning the Securities Underlying
         the Trust's Securities
         ------------------------------------------------

               11. Describe briefly the kind or type of securities comprising the Unit of specified securities in which security holders have an interest.

                   See "The Trusts - Objectives", "-The Securities" and "-Substitution of Securities" in Exhibit 2.

               12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

               (a) Name of company.

               (b) Name and principal business address of depositor.

               (c) Name and principal business address of trustee or custodian.

               (d) Name and principal business address of principal underwriter.

               (e) The period during which the securities of such company have been the underlying securities.

                   Not Applicable.

         Information Concerning Loads, Fees, Charges and Expenses
         --------------------------------------------------------

               13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                   (A) the nature of such load, fee, expense or charge;

                   (B) the amount thereof;

                   (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                   (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                   See "Fee Table", "Summary of Essential Information", "Public Offering - Offering Price", "- Volume and Other Discounts", "- Distribution of Units", "- Sponsor's Profits", "Trust Administration" and "Trust Expenses and Charges" in Exhibit 2.

               (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                   Not Applicable.

               (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                   See Item 13(a) above.

               (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                   See "Public Offering - Volume and Other Discounts" and "- Distribution of Units" in Exhibit 2.

               (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                   None.

               (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                   See "Trust Administration - Trust Termination" in Exhibit 2.

               (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                   Not Applicable.

         Information Concerning the Operations of the Trust
         --------------------------------------------------

               14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   See "The Trusts - Organization" and "Rights of Unitholders - Book-Entry Units" in Exhibit 2.

               15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   See "Public Offering Price" and "Public Offering - Offering Price" in Exhibit 2.

               16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   See "The Trusts - Organization", "- The Securities", "- Substitution of Securities" and "Trust Administration - Portfolio Supervision" in Exhibit 2.

               17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

               (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                   See "Summary of Essential Information", "Market for Units", "Liquidity - Sponsor Repurchase" and "- Trustee Redemption" in Exhibit 2.

               18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   See "Distributions", "Summary of Essential Information" and "Rights of Unitholders - Distributions" in Exhibit 2.

               (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   Not Applicable.

               (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                   See "Rights of Unitholders - Distributions" in Exhibit 2.

               (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                   Not Applicable.

               19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                   Pursuant to the terms of the Trust Indenture and Agreement (Exhibit 1 hereto) the Trustee is required to maintain ledger accounts for each Unitholder of record including the name, address, and total Units owned by each holder, a duplicate original of the Trust Indenture and Agreement, a current list of the Securities comprising the Trust, and cash records of the principal and income collected for the Trust. Additionally, the Trustee is required to make such annual and other reports as may from time to time be required under any applicable state or federal statute or rule or regulation thereunder. With each distribution from the Trust, the Unitholder is informed of the total amount being distributed pro rata as to the principal and interest. Within a reasonable period of time after the end of each calendar year, the Trustee furnishes each Unitholder with a statement setting forth the amounts received by the Trust and deductions therefrom and the amount distributed during the preceding year with respect to interest on the Securities and amounts received from sale, redemptions and maturities of Securities held in the Trust and the amounts paid for redemption of Units of the Trust. See also "Rights of Unitholders - Records" in Exhibit 2.

               20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

               (a) Amendments to such indenture or agreement.

               (b) The extension or termination of such indenture or agreement.

               (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

               (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                   With respect to Items 20(a) and (b), see "Trust Administration - Trust Agreement and Amendment" and "- Trust Termination" in Exhibit 2. With respect to Items 20(c) and
                   (d), see "Trust Administration -- The Trustee" in Exhibit 2. With respect to Items 20(e) and (f), see "Trust Administration - The Sponsor" in Exhibit 2.

               21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                       None.

               (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

                   (1) The name of each person who makes such agreements or arrangements with security holders.

                   (2)  The rate of interest payable on such loans.

                   (3)  The period for which loans may be made.

                   (4)  Costs or charges for default in repayment at maturity.

                   (5) Other material provisions of the agreement or arrangement.

                        None.

               (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                   Not Applicable.

               22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                   See "Trust Administration - The Sponsor" and "- The Trustee" and "- Evaluation of the Trusts" in Exhibit 2.

               23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                   The GMS Group, LLC and its directors, officers and employees are covered by a Brokers' Fidelity Bond in the total amount of $3,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh, PA.

               24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                   None.

III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
         -----------------------------------------------------------

         Organization and Operations of Depositor
         ----------------------------------------

               25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                   The GMS Group, LLC is a Company organized in 1997 under the laws of the State of Delaware.

               26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                   Not Applicable.

               (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

                    (1)  The nature of such fee or participation.

                    (2)  The name of the person making payment.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                    (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                    The Depositor has received no fees from any underlying investment company or any affiliated person or investment advisor of such company.

               27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                   See "Trust Administration - Sponsor" in Exhibit 2. The Depositor is engaged in the underwriting and securities brokerage business and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

         Officials and Affiliated Persons of Depositor
         ---------------------------------------------

               28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                   See Exhibit F.

               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                   See Exhibit F.

         Companies Owning Securities of Depositor.
         -----------------------------------------

               29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                   See Exhibit F.

         Controlling Persons
         -------------------

               30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

                   None.

         Compensation of Officers and Directors of Depositor, Compensation of
         --------------------------------------------------------------------
         Officers of Depositor
         ---------------------

               31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

               (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

               (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

               (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                   Not Applicable.


               Compensation of Directors
               -------------------------

               32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

               (a)  the aggregate direct remuneration to directors

               (b)  indirectly or through subsidiaries to directors

                    Not Applicable.


               Compensation of Employees
               -------------------------

               33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

               (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; Administrative and clerical employees; and Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                   Not Applicable.


               Compensation of Other Persons
               -----------------------------

               34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration if reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                   Not Applicable.

IV.      DISTRIBUTION AND REDEMPTION OF SECURITIES
         -----------------------------------------

         Distribution of Securities

               35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                   With respect to Item 35(A), no sales of the Trust's securities are currently being made. With respect to Item 35(B), see "Public Offering - Distribution of Units" in
                   Exhibit 2. With respect to Item 35(C), no such registration has been discontinued.

               36. If sales of the trust's securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

                   None.

               37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                    (1)  Name of officer, agency or body.

                    (2)  Date of denial.

                    (3)  Brief statement of reason given for denial.

                     None.

               (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                    (1)  Name of officer, agency or body.

                    (2)  Date of revocation.

                    (3)  Brief statement of reason given for revocation.

                    None.

               38. (a) Furnish a general description of the method of distribution of securities of the trust.

               (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                   See "Underwriting" and "Public Offering - Distribution of Units" in Exhibit 2.

         Information Concerning Principal Underwriter
         --------------------------------------------

               39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

               (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                   Please refer to the response to Item 25 and to the information under "Trust Administration - The Sponsor" in
                   Exhibit 2.

               40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company:

                    (1)  The nature of such fee or participation.

                    (2)  The name of the person making payment.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                    (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                   See Item 26.

               41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                   See Item 27.

               (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                   None.

               (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                   Not Applicable.

               42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                   See Item 28(a).

               43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                   Not Applicable.

         Offering Price or Acquisition Valuation of Securities
         of the Trust
         -----------------------------------------------------

               44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                    (1) The source of quotations used to determine the value of portfolio securities.

                    (2) Whether opening, closing, bid asked or any other price is used.

                    (3) Whether price is as of the day of sale or as of any other time.

                    (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                    (6)  Whether adjustments are made for fractions:

                        (i)  before adding distributor's compensation (load);
                             and

                       (ii)  after adding distributor's compensation (load).

                     See "Summary of Essential Information", "Statement of Financial Condition", "Public Offering", "Liquidity" and "Rights of Unitholders - Distributions" in Exhibit 2.

               (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                   See "Summary of Essential Information" in Exhibit 2.

               (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                   See "Public Offering - Volume and Other Discounts" and "Public Offering - Distribution of Units" in Exhibit 2.

               45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

               (a) By whose action redemption rights were suspended.

               (b) The number of days' notice given to security holders prior to suspension of redemption rights.

               (c) Reason for suspension.

               (d) Period during which suspension was in effect.

                   Not Applicable.

         Redemption Valuation of Securities of the Trust
         -----------------------------------------------

               46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                    (1) The source of quotations used to determine the value of portfolio securities.

                    (2) Whether opening, closing, bid, asked or any other price is used.

                    (3) Whether price is as of the day of sale or as of any other time.

                    (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                    (6)  Whether adjustments are made for fractions.

                    In response to Items 46(a)(1) through (6) see "Market for Units", "Termination", "Summary of Essential Information", "Public Offering - Offering Price", "Liquidity - Sponsor Repurchase" and "- Trustee Redemption" in Exhibit 2.

               (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                   See "Summary of Essential Information" in Exhibit 2.

         Purchase and Sale of Interests in Underlying
         Securities from and to Security Holders
         ---------------------------------------

               47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                   See "Market for Units", "Public Offering - Offering Price", "Liquidity - Sponsor Repurchase" and "- Trustee Redemption" in Exhibit 2.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
     -----------------------------------------------

               48. Furnish the following information as to each trustee or custodian of the trust:

               (a) Name and principal business address.

               (b) Form of organization.

               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

               (d) Name of governmental supervising or examining authority.

                   See "Trust Administration - The Trustee" in Exhibit 2.

               49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                   See "Trust Expenses and Charges" in Exhibit 2.

               50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                   See "Trust Expenses and Charges" in Exhibit 2.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
     ---------------------------------------------------------

               51. Furnish the following information with respect to insurance of holders of securities:

               (a)  The name and address of the insurance company.

               (b) The types of policies and whether individual or group policies.

               (c)  The types of risks insured and excluded.

               (d)  The coverage of the policies.

               (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

               (f)  The terms and manner of cancellation and of reinstatement.

               (g) The method of determining the amount of premiums to be paid by holders of securities.

               (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               (i) Whether any person other than the insurance company receive any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                   Not Applicable.

VII.  POLICY OF REGISTRANT
      --------------------

               52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee of custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                   See "Termination", "The Trusts - Substitution of Securities", "Trust Administration - Portfolio Supervision", "- Trust Agreement and Amendment" and "- Trust Termination" in Exhibit 2.

               (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

               (1)  Title of security.

               (2)  Date of elimination.

               (3)  Reasons for elimination.

               (4) The use of the proceeds from the sale of the eliminated security.

               (5)  Title of security substituted, if any.

               (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

               (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                   Not Applicable.

               (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)  the grounds for elimination and substitution;

               (2) the type of securities which may be substituted for any underlying security;

               (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

               (4) whether such substituted securities may be the securities of another investment company; and

               (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                    See Item 52(a).

               (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                     None.

         Regulated Investment Company
         ----------------------------

               53. (a) State the taxable status of the trust.

                   See "Tax Status" in Exhibit 2.

               (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                   Since the Trust will not constitute an association taxable as a corporation for Federal income tax purposes, it cannot qualify as a "regulated investment company" under Section 851 of the Internal Revenue Code, as amended.

VIII. FINANCIAL AND STATISTICAL INFORMATION
      -------------------------------------

               54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

                   Not applicable. The Trust has not been in existence for a fiscal year.

               55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                   Not Applicable.

               56. If the trust is the issuer of periodic payment certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                   Not Applicable.

               57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith, the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                   Not Applicable.

               58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                   Not Applicable.


               59. Financial Statements filed herewith:

(c) (1) Balance Sheet of the Depositor for its last fiscal year.

                   Reference is made to Form X-17A-5 Part III filed on February 28, 2006 (SEC File Number 008-23926) and included as Exhibit G hereto.

(c)(2) Profit and Loss Statement and Statement of Surplus of the Depositor for its last fiscal year.

                   Reference is made to Form X-17A-5 Part III filed on February 28, 2006 (SEC File Number 008-23936) and included as Exhibit G hereto.

                                    SIGNATURE
                                    ---------

                  Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 2nd day of November, 2006.

                                                PATRIOT TRUST,
                                                INSURED TAX FREE BOND TRUST,
                                                2006 SERIES A
                                                (and SUBSEQUENT SERIES)

                                                PATRIOT TRUST,
                                                DIVERSIFIED INCOME TRUST,
                                                2006 SERIES A
                                                (and SUBSEQUENT SERIES)

                                                By:  THE GMS GROUP, LLC


                                                By: /s/ Peter J. DeMarco
                                                    --------------------
                                                Name:  Peter J. DeMarco
                                                Title: Managing Director

Attest: /s/ Jerry D. Korn
        -----------------
Name:   Jerry D. Korn
Title:  Chief Financial Officer

                        IX.     EXHIBITS
                                --------


No.               Description
---               -----------

1.                Form of Trust Indenture and Agreement (to be filed as Exhibit
                  99.1.1.1 to the Registration Statement on Form S-6 of the Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A).

2. Form of Prospectus for the Trust (filed with Registration Statement on Form S-6 of the Trust).

3.                Certificate of Formation of The GMS Group, LLC (filed as
                  Exhibit 99.1.3.5 to the Form S-6 Registration Statement of Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A and incorporated herein by reference).

4. Third Amended and Restated Limited Liability Company Agreement of The GMS Group, LLC (filed as Exhibit 99.1.3.6 to the Form S-6 Registration Statement of Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A, and incorporated herein by reference).

5. Code of Ethics of The GMS Group, LLC's Unit Investment Trust activities (filed as Exhibit 99.11.0 to the Form S-6 Registration Statement of Patriot Trust, Insured Tax Free Bond Trust, 2006 Series A and incorporated herein by reference).

EXHIBIT F.

EXHIBIT G.

                                    EXHIBIT F
                                    ---------


                                                        As of September 18, 2006


      I. Information as to each officer, director or partner of The GMS Group, LLC, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of The GMS Group, LLC.

                  None.

      As of the date hereof, none of the referenced persons own any Units of the Trust.

      II. The business experience during the last five years of each officer and director of The GMS Group, LLC ("GMS").

Paul R. Konsig - President, Chief Executive Officer and Director of GMS. Previously, Mr. Konsig served as Executive Vice President and National Sales Manager of GMS. Prior to joining GMS, Mr. Konsig was Senior Vice President of Bevill, Bresler and Schulman, Inc. from 1982. Prior to that Mr. Konsig was Executive Vice President of Hanauer, Stern and Co., Inc. Mr. Konsig is registered with the NASD as a General Securities Principal (Series 24) and a Municipal Securities Principal (grandfathered).

Timothy J. Donohue - Executive Vice President, Secretary and Director of GMS. In addition, Mr. Donohue serves as Chief Operating Officer and the designated Chief Compliance Officer of GMS. During his tenure at GMS, he also served as Vice President of The Concord Income Trust (a registered investment company) and Vice President of Moore & Schley Advisory Corp. Prior to joining GMS, he was Senior Vice President of Bevill, Bresler and Schulman, Inc. Mr. Donahue is registered with the NASD as General Securities Principal (Series 24), Municipal Securities Principal (Series 53), Registered Options Principal (Series 4), and qualified, by examination, in several other registration categories, as well. Mr. Donohue serves as a member of the Regional Advisory Committee of The Bond Market Association.

Jerry D. Korn - Treasurer, Chief Financial Officer and Director of GMS. Prior to joining GMS, Mr. Korn was Director of Financial Services for Erlich-Bober & Co., Inc. Mr. Korn is registered with the NASD as Financial and Operations Principal (FINOP).

Peter J. DeMarco - Managing Director of GMS's Unit Investment Trust Department. Mr. DeMarco began his career at Bear Stearns & Co. Inc. in 1971 and as Managing Director, ran their UIT Department through 1995. He then served as Executive Vice President for Reich & Tang Funds, where he managed their UIT Department from 1995 to 2000. He held similar positions at both ING Funds Distributor, Inc. from 2000 to 2001 and at Investec Ernst & Company from 2001 to 2003 after his department had been acquired by these firms. In 2003, Mr. DeMarco opened a Unit Investment Trust Department at Hennion & Walsh, Inc. where he served as Managing Director until he joined GMS. He is registered with the NASD as an Investment Company Products and Variable Contracts Principal (Series 26), Municipal Securities Principal (Series 53), General Securities Representative (Series 7) and Uniform Securities State Law Examination (Series 63).

Paul A. Steets - Executive Vice President and Director of GMS. Mr. Steets also serves as Manager of GMS's Houston, Texas office. Prior to joining GMS, Mr. Steets was an Account Executive with Donald Sheldon & Co., Inc. Mr. Steets is currently registered with the NASD as a General Securities Sales Supervisor (Series 8) and a Municipal Securities Principal (Series 53).

Melvin Feldman - Senior Vice President and Director of GMS. Prior to joining GMS, Mr. Feldman was Sales Manager with Donald Sheldon & Co., Inc. Mr. Feldman is currently registered with the NASD as a General Securities Representative (Series 7).

David B. Korostoff - Senior Vice President and Director of GMS. Prior to joining GMS, Mr. Korostoff was an Account Executive with Donald Sheldon & Co., Inc. Mr. Korostoff is currently registered with the NASD as a General Securities Representative (Series 7).

Barbara B. Price - Senior Vice President and Director of GMS. Prior to joining GMS, Ms. Price was an Account Executive with Donald Sheldon & Co., Inc. Ms. Price is currently registered with the NASD as a General Securities Representative (Series 7).

      III. Each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of The GMS Group, LLC.


The outstanding voting securities of The GMS Group, LLC are entirely owned by GMS Group Holdings Corp.

                                    EXHIBIT G
                                    ---------

                               THE GMS GROUP, LLC
                               ------------------
             (A wholly owned Subsidiary of GMS Group Holdings Corp.)

                        STATEMENT OF FINANCIAL CONDITION
                        --------------------------------

                             AS OF DECEMBER 31, 2005
                             -----------------------


                                         ASSETS



Cash                                                                   $     105,220
Securities owned, at market value                                        100,470,231
Interest receivable                                                        1,338,609
Notes receivable                                                             860,159
Furniture, equipment and leasehold improvements, net of accumulated          698,696
   depreciation and amortization of $450,748
Other assets                                                               2,208,660
                                                                       -------------
                                                                       $ 105,681,575
                                                                       =============

                            LIABILITIES AND MEMBER'S EQUITY



Liabilities:
   Payable to clearing broker                                          $  67,951,243
   Securities sold, not yet purchased, at market value                     5,949,650
   Accrued compensation                                                    1,961,207
   Due to member                                                               3,443
   Accounts payable and other liabilities                                  2,035,980
                                                                       -------------
                                                                          77,901,523
Commitments:

Member's equity                                                           27,780,052
                                                                       -------------

                                                                       $ 105,681,575
                                                                       =============


   The accompanying notes are an integral part of these financial statements.

                               The GMS Group, LLC
             (A wholly owned subsidiary of GMS Group Holdings Corp.)

                               STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 2005


Revenue:
   Principal transactions                                   $  26,872,489
   Interest                                                     8,396,984
   Commissions                                                  2,384,370
   Underwriting and investment banking                            928,368
   Other                                                        4,575,503
                                                            -------------
                                                               43,157,714
                                                            -------------


Expenses:
   Employee compensation and benefits                          26,890,202
   Legal and professional fees                                  1,281,419
   Occupancy and equipment                                      1,755,103
   Communications                                               1,683,958
   Interest                                                     2,662,707
   Clearance and brokerage fees                                 1,015,012
   Sales promotion                                                381,053
   Other                                                        1,399,565
                                                            -------------
                                                               37,069,019
                                                            -------------


Income before provision for income taxes                        6,088,695


Provision for income taxes:
   State and local                                                 6,926
                                                            -------------

Net income                                                  $   6,081,769
                                                            =============



   The accompanying notes are an integral part of these financial statements.

                               The GMS Group, LLC
             (A wholly owned subsidiary of GMS Group Holdings Corp.)

                             STATEMENT OF CASH FLOWS

                          Year Ended December 31, 2005

Cash flows from operating activities:
    Net income                                                                         $  6,081,769
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                                       204,257
        (Increase) decrease in cash resulting from changes in operating assets and liabilities:
           Securities owned                                                             (25,426,262)
           Interest receivable                                                             (613,838)
           Other assets                                                                    (278,522)
           Payable to clearing broker                                                    23,409,109
           Securities sold, not yet purchased                                               568,057
           Accrued compensation                                                              57,824
           Accounts payable and other liabilities                                           819,862
                                                                                       ------------
Net cash provided by operating activities                                                 4,822,256
                                                                                       ------------


Cash flows from investing activities:
   Purchase of furniture, equipment and leasehold improvements                              (98,343)
   Repayments of advances to member                                                          30,256
   Investment in notes receivable                                                        (1,841,999)
   Collection of notes receivable                                                         2,142,797
                                                                                       ------------
Net cash provided by investing activities                                                   232,711
                                                                                       ------------


Cash flows used in financing activities:
   Distributions to member                                                               (5,129,822)
   Advances from member                                                                       3,443
                                                                                       ------------
Net cash used in financing activities                                                    (5,126,379)
                                                                                       ------------

Net decrease in cash and cash equivalents                                                   (71,412)

Cash - beginning of year                                                                    176,632
                                                                                       ------------

Cash-end of year                                                                       $    105,220
                                                                                       ============

Supplemental disclosures of cash flows information

    Cash paid during the year for:
        Interest                                                                       $  2,586,103
                                                                                       ============

        Income taxes                                                                   $    186,752
                                                                                       ============


   The accompanying notes are an integral part of these financial statements.

                               The GMS Group, LLC
             (A wholly owned subsidiary of GMS Group Holdings Corp.)

                     STATEMENT OF CHANGES IN MEMBER'S EQUITY

                          YEAR ENDED DECEMBER 31, 2005


Balances at December 31, 2004                               $ 26,828,105

Net Income                                                     6,081,769

Distributions to member                                       (5,129,822)
                                                            ------------

Balances at December 31, 2005                               $ 27,780,052
                                                            ============



   The accompanying notes are an integral part of these financial statements.

                               The GMS Group, LLC
             (A wholly owned subsidiary of GMS Group Holdings Corp.)

                          NOTES TO FINANCIAL STATEMENTS

1.       NATURE OF OPERATIONS:

         The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., specializing primarily in buying, selling and underwriting municipal securities.

         The Company clears all of its securities transactions through Pershing LLC, a BNY Securities Group Company, (the "Clearing Broker") on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Revenue Recognition:

         Proprietary securities transactions and the related revenue and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting and investment banking revenue is recorded when the underwriting is reasonably expected to be complete and income is reasonably determinable.

         Securities Owned:

         Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transaction revenue.

         Furniture, Equipment and Leasehold Improvements:

         Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line methods over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements. Maintenance and repair costs are expensed as incurred.

         Income Taxes:

         The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes was required in the Company financial statements for the year ended December 31, 2005. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statements.

         Advertising costs are charged to expense as incurred.

3.       SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

         At December 31, 2005, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:


                                                                   Sold, not yet
                                                    Owned            purchased
                                                 -------------    --------------


        State and municipal obligations         $   83,218,035   $      569,339

        U.S. Government obligations                  2,069,877        4,085,073

        Corporate stocks                                 2,635                0

        Corporate and other debt                    15,179,684        1,295,238
                                                ---------------  ---------------
                                                $  100,470,231   $    5,949,650
                                                ===============  ===============


4.       NOTES RECEIVABLE:

         The Company provides financing to selected projects based on signed agreements. These notes receivable bear interest at rates ranging from 5% to 12%, have various maturity dates, and are collateralized by project assets. One of these notes in the amount of $42,218, including approximately $3,000 of interest, is with a related party. Interest income for the year ended December 31, 2005 on the related party note amounted to $36,000. At December 31, 2005, interest accrued on these notes amounted to approximately $197,000 and is included in notes receivable.


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


         The notes mature in each of the next five years as follows:


         Year Ending
         December 31,                                            Amount
         ------------                                          ----------

         2006                                                  $ 659,230
         2007                                                         --
         2008                                                    158,711
         2009                                                         --
         2010                                                     42,218
                                                               ----------
                                                               $ 860,159
                                                               ==========

5.       RELATED PARTY TRANSACTIONS:

         The Company made advances and forgivable loans to certain employees which are amortized to compensation over a period ranging from 1 to 3 years. For the year ended December 31, 2005, the amortization amounted to approximately $1,279,000, and was recorded by the Company as compensation expense. At December 31, 2005, the Company had $291,080 of loans and advances to employees, included in other assets in the statement of financial condition.

         The balance due from the Company's sole member is non-interest bearing and due on demand.

6.       COMMITMENTS AND CONTINGENCIES:

         Litigation and Regulatory Matters:

         In the ordinary course of its business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, based on information provided by both in-house and outside legal counsel, the outcome of these matters will not have a material adverse effect on the Company's financial condition.

         Leases:

         The Company occupies office space and uses equipment under various noncancelable operating leases some of which are subject to escalation charges based on increases in real estate and other operating expenses and expire at various dates through 2014. Future minimum rental payments due are as follows:


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


         Year Ending
         December 31,                                            Amount
         ------------                                          ----------

         2006                                                  $  1,027,633
         2007                                                       799,867
         2008                                                       654,523
         2009                                                       349,272
         2010                                                       175,607
         Thereafter                                                 584,246
                                                               ------------
                                                               $  3,591,148
                                                               ============

         Total occupancy and equipment lease expense was $1,035,047 for the year ended December 31, 2005.


7.       NET CAPITAL REQUIREMENTS:

         The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

         At December 31, 2005, the Company had net capital of $15,599,132, which exceeded its required net capital of $250,000 by $15,349,132. At December 31, 2005, the Company had aggregate indebtedness of $3,137,150. The ratio of aggregate indebtedness to net capital was .20 to 1.

8.       INCOME TAXES:

         The components for the provision for income taxes for the year ended December 31, 2005 are as follows:

                                                           State and Local
                                                           ---------------

        Current year accrual                                $     72,324

        Prior year over accrual and other adjustments            (65,398)
                                                            ------------

                                                            $      6,926
                                                            ============


9.       FAIR VALUE OF FINANCIAL INSTRUMENTS:

         SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

10.      SECTION 401(k) PLAN:

         The Company sponsors a defined contribution plan under Section 40 1(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan. The total Company match amounted to $45,984 for 2005.

11.      OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

         The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

         In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the financial statement.

         The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

         The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

         The Company transacts its business with customers located throughout the United States.

         In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.


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


12.      SUBSEQUENT EVENT:

         During January 2006, the Company made forgivable loans to employees amounting to approximately $1,162,000 that will be amortized during 2006.


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